UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

VOLCANO CORPORATION

(Name of Subject Company)

VOLCANO CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928645100

(CUSIP Number of Class of Securities)

R. Scott Huennekens

President and Chief Executive Officer

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 228-4728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 16, 2014, Volcano Corporation (“Volcano”) and Royal Philips (“Philips”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Clearwater Merger Sub, Inc., an indirect, wholly owned subsidiary of Philips (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Volcano common stock, including any associated rights to purchase capital stock issued pursuant to Volcano’s rights agreement, for $18.00 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Volcano (the “Merger”), with Volcano surviving as an indirect, wholly owned subsidiary of Philips.

This Schedule 14D-9 filing consists of the following document relating to the proposed Offer and Merger:

(i)	Notice to Wells Fargo Bank, National Association, as trustee for Volcano’s 2.875% Convertible Senior Notes due 2015 and 1.75% Convertible Senior Notes due 2017, sent on December 22, 2014.

2.

December 22, 2014

Wells Fargo Bank, National Association,

as Trustee

333 S. Grand Avenue, Fifth Floor, Suite 5A

Los Angeles, California 90017

Attention: Corporate Trust Department

Ladies and Gentlemen:

Reference is made to (i) the Indenture, dated as of September 20, 2010 (the “Base Indenture”), by and between Volcano Corporation, a Delaware corporation (the “Company”), as issuer, and Wells Fargo Bank, National Association, as trustee thereunder (the “Trustee”), (ii) the First Supplemental Indenture, dated as of September 20, 2010, by and between the Company and the Trustee (the “First Supplemental Indenture”), for the 2.875% Convertible Senior Notes due 2015 (the “2015 Notes”), and (iii) the Second Supplemental Indenture, dated as of December 10, 2012, by and between the Company and the Trustee (the “Second Supplemental Indenture”) for the 1.75% Convertible Senior Notes due 2017 (the “2017 Notes”). All capitalized terms used but not defined herein shall have the respective meaning given them in the Base Indenture, as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture.

Pursuant to an Agreement and Plan of Merger, dated as of December 16, 2014, by and among the Company, Philips Holding USA Inc., a Delaware corporation (the “Parent”), and Clearwater Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, the Purchaser will commence a tender offer (the “Offer”) no later than December 30, 2014 to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share, including any associated rights to purchase capital stock issued pursuant to the Company’s rights agreement (the “Shares”) at a purchase price of $18.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Following the consummation of the Offer, the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (together with the Offer, the “Transaction”). If consummated, the Transaction will constitute a Fundamental Change, a Make-Whole Fundamental Change and a Merger Event under the First Supplemental Indenture and Second Supplemental Indenture. However, because the Stock Price is expected to be below the applicable thresholds, no additional shares are expected to be added to the applicable Conversion Rates for the 2015 Notes and the 2017 Notes under Section 10.07 of the First Supplemental Indenture and Section 10.07 of the Second Supplemental Indenture, respectively.

The Company currently anticipates that the Offer will be consummated on or about January 29, 2015 (subject to obtaining required regulatory approvals and other closing conditions) and accordingly, the 2015 Notes and the 2017 Notes may be submitted for conversion pursuant to Section 10.01(d) of the First Supplemental Indenture and Section 10.01(d) of the Second Supplemental Indenture, respectively, commencing from and after the first Business Day following the date of this notice. Please refer to the First Supplemental Indenture and the Second Supplemental Indenture for a description of the conversion procedures required to convert your 2015 Notes and 2017 Notes, respectively.

The foregoing notice is being filed with the Trustee and mailed to the Holders pursuant to Sections 10.01(d) and 10.10 of the First Supplemental Indenture and Sections 10.01(d) and 10.10 of the Second Supplemental Indenture.

3.

VOLCANO CORPORATION

By:	/s/ John T. Dahldorf
Name:	John T. Dahldorf
Title:	Chief Financial Officer

Notice to Investors

This notice is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company stock. Purchaser has not commenced the tender offer for shares of Company stock described in this notice. Upon commencement of the tender offer, Purchaser will file with the United States Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Forward Looking Statements

This notice may contain forward-looking statements. These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including the possibility that required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; the possibility that the transaction may not be timely completed, if at all; and the possibility that, prior to the completion of the transaction, if at all, the Company’s business may experience significant disruptions due to transaction-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 and subsequent quarterly and current reports on Forms 10-Q and 8-K. These forward-looking statements reflect the Company’s expectations as of the date of this report. The Company undertakes no obligation to update the information provided herein.

4.